UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K/A

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on December 1, 2004

CRUCELL CANDIDATE FOR AMSTERDAM MIDKAP INDEX ON EURONEXT

LEIDEN, THE NETHERLANDS, NOVEMBER 30, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THAT IT HAS BEEN SELECTED BY EURONEXT INDICES B.V. (EURONEXT) AS A CANDIDATE FOR INCLUSION IN THE AMSTERDAM MIDKAP (AMX) INDEX.

Euronext released yesterday an indicative selection of the constituent securities for the AEX and AMX indices. Based on data currently available, Crucell is eligible for inclusion in the AMX index. Candidate selection is largely based on full year 2004 turnover of shares in euro's. The definitive selection of companies to be included in the AMX index will be announced at the beginning of 2005 and will take effect on March 2, 2005.

About Crucell
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6[R] technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6[R] technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US
GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   DECEMBER 15, 2004                            /s/ ELIZABETH GOODWIN
------------------------               -----------------------------------------
        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications